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                            April 9, 2024

       Kevin Cottrell
       Chief Executive Officer of Terra Mint Group, Corp.
       Neptune REM, LLC
       30 N. Gould St. Suite R
       Sheridan, WY 82801

                                                        Re: Neptune REM, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed March 14,
2024
                                                            File No. 024-12356

       Dear Kevin Cottrell:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed March 14, 2024

       General

   1. Please update your financial statements in an amended filing. Reference is made to paragraph (b)(3)(A) and
(c)(1) of Part F/S in Form 1-A.
       Compensation of Directors and Executive Officers, page 51

   2. We note your response to comment 5. Please clarify that the compensation paid to Kevin
                                                        Cottrell and Chris
Gerardi reflects all compensation awarded to, earned by, or paid to those officers for
December 31, 2023. Also clarify if any asset management fees or property management
fees were awarded or earned as of December 31, 2023. Finally, briefly clarify who
will pay the noted sourcing fees for the four series properties.
 Kevin Cottrell
Neptune REM, LLC
April 9, 2024
Page 2
Security Ownership of Management and Certain Security Holders, page 52

3. We note your response to comment 6. Please revise to clarify your footnote 1 reference in the beneficial ownership table on page 52.
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356
with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Cottrell
                                                          Division of
Corporation Finance
Comapany NameNeptune REM, LLC
                                                          Office of Real Estate
& Construction
April 9, 2024 Page 2
cc:       Jill Wallach
FirstName LastName